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                             January 16, 2024

       Mark McFarland
       Chief Executive Officer
       Talen Energy Corporation
       2929 Allen Pkwy, Suite 2200
       Houston, TX 77019

                                                        Re: Talen Energy
Corporation
                                                            Amendment No. 2 to
the Draft Registration Statement on Form S-1
                                                            Submitted December
13, 2023
                                                            CIK No. 0001622536

       Dear Mark McFarland:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to the Draft Registration Statement on Form S-1

       General

   1.                                                   We note your response
to prior comment 5 that in connection with the Company   s
                                                        emergence from
bankruptcy, it issued 59,028,843 shares of common stock to the holders of certain creditor
claims and separately pursuant to a rights offering conducted in connection with the
bankruptcy process, and your response that some of the shares were issued in reliance on
the exemption from registration provided in Section 1145 of the
                                                        Bankruptcy Code and the
other shares were issued in reliance on the exemption from
                                                        registration provided
by Section 4(a)(2) of the Securities Act. We also note your related disclosure under Item
15,    Recent Sales of Unregistered Securities.    With respect to the
                                                        50,160,694 shares to be
resold under this registration statement, please tell us how many shares were issued in
each of the following categories:
 Mark McFarland
Talen Energy Corporation
January 16, 2024
Page 2
                to holders of claims under TES   s Prepetition Unsecured Notes
and PEDFA 2009A
              Bonds in satisfaction of such claims in reliance on the exemption from registration provided in Section 1145 of the Bankruptcy Code;

                to Riverstone and Talen MidCo LLC and certain of their respective designees in connection with the settlement of certain claims in reliance on the exemption from registration provided by Section 4(a)(2);

                to holders of claims under TES   s Prepetition Unsecured Notes
and PEDFA 2009A
              Bonds pursuant to the rights offering, in reliance on the exemption from registration provided in Section 1145 of the Bankruptcy Code; and

                to holders of claims under TES   s Prepetition Unsecured Notes
and PEDFA 2009A
              Bonds pursuant to the rights offering, in reliance on the exemption from registration provided by Section 4(a)(2).

         In addition, please tell us how many shares in each such category were issued to entities affiliated with Rubric Capital Management LP, the holder of approximately 23% of your outstanding common stock.
2.       Please revise to clarify the nature of the selling stockholders rights under the registration
         rights agreement and stockholders agreement. In addition, please tell us whether the company is seeking to undertake this initial public offering pursuant to the registration rights agreement or pursuant to rights exercised under the stockholders agreement to require the company to pursue and consummate an initial public offering or otherwise.
3.       Please provide more detail regarding the company   s intention to
uplist to the Nasdaq
         Global Select Market. Additionally, please tell us the listing standard you intend to rely upon in listing your common stock and explain whether and how you intend to meet
         Nasdaq   s initial listing requirements, including whether and how
this registration
         statement would assist the company in meeting such listing requirements.
4. Please identify any selling stockholder that is a registered broker-dealer or an affiliate of a registered broker-dealer. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, your prospectus must state, if true, that: (1) the seller purchased the securities in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or
FirstName LastNameMark McFarland
       understandings, directly or indirectly, with any person, to distribute the securities. If you
Comapany    NameTalen
       are unable   to makeEnergy
                               theseCorporation
                                    statements in the prospectus, please
disclose that the selling
Januarystockholder
         16, 2024 Pageis an2 underwriter.
FirstName LastName
 Mark McFarland
FirstName  LastNameMark
Talen Energy  Corporation McFarland
Comapany
January 16,NameTalen
            2024       Energy Corporation
January
Page 3 16, 2024 Page 3
FirstName LastName
5. We note your revised disclosure on page 130. Please revise to identify the Exchange and clarify whether your bitcoin and private keys are held in hot or cold storage pursuant to your custodial agreement with the Exchange.
       Please contact Yolanda Guobadia at 202-551-3562 or Lily Dang at 202-551-3867 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Laura Nicholson at 202-551-3584 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Energy
& Transportation
cc:      Anthony Sanderson